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Ex12d
                               Idaho Power Company
                       Consolidated Financial Information
                       Ratio of Earnings to Fixed Charges


                                                                                                   Twelve Months
                                            Twelve Months Ended December 31,                         Ended
                                                 (Thousands of Dollars)                              September 30,
                                         1995         1996         1997         1998        1999       2000
Earnings, as defined:
  Income before  income taxes        $ 135,333   $  142,710   $  138,746    $ 140,984   $ 143,078   $ 206,417
  Adjust for distributed income of
  equity investees                      (2,058)      (1,413)      (3,943)      (4,697)       (837)     (2,431)
  Equity in loss of equity method
  investments                                0            0            0          476           0           0
  Minority interest in losses of
  majority owned subsidiaries                0            0            0         (125)          0           0
  Fixed charges, as below               57,381       58,339       61,743       61,394      62,969      59,921

     Total earnings, as defined      $ 190,656   $  199,636   $  196,546    $ 198,032   $ 205,210   $ 263,907

Fixed charges, as defined:
  Interest charges                   $  56,456   $   57,348   $   60,761    $  60,593   $  62,014   $  58,989
  Rental interest factor                   925          991          982          801         955         932

     Total fixed charges, as
     defined                         $  57,381   $   58,339   $   61,743    $  61,394   $  62,969   $  59,921

Ratio of earnings to fixed charges       3.32x        3.42x        3.18x        3.23x       3.26x       4.40x



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